Yo-Health Inc.	990 Gerry Avenue Lido Beach, NY 11561

August 24, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:Charles Eastman

Jean Yu

Re: Yo-Health Inc.

Form 10-K for the fiscal year ended December 31, 2022

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2022

File No. 0-56521

Dear Sir or Madam:

Yo-Health Inc. (the “Company”) is hereby responding to your letters addressed to Peter Thawnghmung, Chief Executive Officer of the Company, dated June 20, 2023 and August 23, 2023 (the “SEC Letters”). As the initial SEC Letter was not received by the Company until August 23, 2023, we hereby request a two-week extension of the September 6, 2023 deadline to file an amended Form 10-K/A (the “Amendment”) and the responses to the SEC Letter. We appreciate your understanding.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Peter Thawnghmung

Peter Thawnghmung